Filed pursuant to Rule 433

Registration No. 333-275898

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES J

$700,000,000

SENIOR FLOATING RATE NOTES, DUE JULY 23, 2027

FINAL TERM SHEET

DATED JULY 15, 2024

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due July 23, 2027 (the “Notes”)

Principal Amount:	$700,000,000

Issue Price:	100.000%

Trade Date:	July 15, 2024

Settlement Date (T+6)[1]:	July 23, 2024

Maturity Date:	July 23, 2027

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	Base Rate plus 79 bps payable and reset quarterly.

Base Rate:	USD Compounded SOFR Index Rate

Fees:	0.10%

Interest Payment Dates:	Quarterly on each January 23, April 23, July 23, and October 23, beginning October 23, 2024.

Payment Convention:	Modified following business day convention, adjusted.

Interest Payment Determination Date:	The date that is two U.S. Government Securities Business Days preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

Interest Period:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, July 23, 2024) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the redemption date or the Maturity Date).

_____________________________

1 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than one business day after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than one business day prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in six business days (T+6), to specify alternative settlement arrangements to prevent a failed settlement.

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

Business Days:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count Fraction:	Actual / 360

Listing:	None

Optional Par Call Redemption:	The Issuer may redeem the notes at its option (i) in whole, but not in part, on July 23, 2026 (the date that is one year prior to the Maturity Date) or (ii) in whole or in part, at any time and from time to time on or after June 23, 2027 (the date that is 30-days prior to the Maturity Date), at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. Notice of any redemption will be mailed (or otherwise transmitted in accordance with the depositary’s procedures) not less than 5 days nor more than 30 days before the redemption date to each holder of notes to be redeemed.

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	78016HZY9 / US78016HZY97

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC ANZ Securities, Inc. KeyBanc Capital Markets Inc. NatWest Markets Securities Inc. Santander US Capital Markets LLC

Co-Managers:

Capital One Securities, Inc.

Comerica Securities, Inc.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Independence Point Securities LLC

MFR Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Wells Fargo Securities, LLC toll free at 1-800-645-3751, ANZ Securities, Inc. collect at 1-212-801-9171, KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, NatWest Markets Securities Inc. toll free at 1-800-231-5380 or Santander US Capital Markets LLC toll free at 1-855-403-3636.